Exhibit 23.1

Consent of KPMG LLP

The Board of Directors

Navigant Consulting, Inc.

We consent to incorporation by reference in the registration statements (Nos. 333-53506, 333-81680, 333-30267 and 333-103405) on Form S-8 of Navigant Consulting, Inc. of our report dated February 7, 2003 relating to the consolidated balance sheets of Navigant Consulting, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Navigant Consulting, Inc.

Our report refers to a change in accounting for goodwill in the year ended December 31, 2002.

/s/    KPMG LLP

Chicago, Illinois

March 13, 2003